Online Resources Corporation
4975 Meadow Wood lane
Suite 300
Chantilly, Virginia 22102
November 14, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Amanda McManus
Mail Stop 4561

Re:	Online Resources Corporation.
Registration Statement on Form S-3
Commission File No. 333-138234

Acceleration Request
Requested Date:	November 17, 2006
Requested Time:	2:00 p.m. Eastern Standard Time
     Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Online Resources Corporation, (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 (No. 333-1138234) (the “Registration Statement”), originally filed with the Commission on October 26, 2005, effective at the “Requested Date” and “Requested Time” set forth above.
     The Registrant hereby acknowledges the following: (i) should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ONLINE RESOURCES CORPORATION

/s/ Catherine A. Graham

Catherine A. Graham
Executive Vice-President and Chief
Financial Officer